Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated October 20, 2023, except for Note 15 which is dated November 17, 2023, in Amendment No. 4 to the Registration Statement on Form F-1, under the Securities Act of 1933 (File No. 333-273597) with respect to the consolidated balance sheets of Vittoria Limited and its subsidiaries (collectively the “Company”) as of June 30, 2023 and 2022, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the years in the two-year period ended June 30, 2023, and the related notes included herein.

We also consent to the reference to our firm under the heading “Experts” in the Registration Statement.

San Mateo, California	WWC, P.C.
November 17, 2023	Certified Public Accountants
PCAOB ID No. 1171